CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$5,000,000	$579.50

(1)          Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated December 27, 2016 (To the Prospectus dated July 18, 2016, the Prospectus Supplement dated July 18, 2016 and the Index Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

$5,000,000 Notes due December 31, 2021 Linked to the Performance of S&P 500® Daily Risk Control 5% Excess Return Index Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:	December 27, 2016
Issue Date:	December 30, 2016
Final Valuation Date:*	December 28, 2021
Maturity Date:*	December 31, 2021
Reference Asset:	The S&P 500® Daily Risk Control 5% Excess Return Index (the “Index”) (Bloomberg ticker symbol “SPXT5UE <Index>”)
Digital Percentage:	9.50%
Initial Level:	126.217, the Closing Level of the Index on the Initial Valuation Date
Final Level:	The Closing Level of the Index on the Final Valuation Date
Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Closing Level:

With respect to the Index on any date, the official closing level of the Index published at the regular weekday close of trading on that date as displayed on Bloomberg Professional® service page “SPXT5UE <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable

Payment at Maturity:

If you hold your Notes to maturity, you will receive on the Maturity Date (subject to our credit risk) a cash payment per $1,000 principal amount Note that you hold determined as follows:

$1,000 + [$1,000 x the greater of (a) Digital Percentage and (b) Index Return]

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-1 of this pricing supplement.

Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06741VFX5 / US06741VFX55

*                  Subject to postponement in the event of a Market Disruption Event, as described under “Additional Terms of the Notes” in this pricing supplement

	Initial Issue Price(1)(2)	Price to Public	Agent’s Commission(3)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	2.00%	98.00%
Total	$5,000,000	$5,000,000	$100,000	$4,900,000

(1)          Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $980.00 and $1,000 per Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

(2)          Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $960.20 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-2 of this pricing supplement.

(3)          Barclays Capital Inc. will receive commissions from the Issuer of 2.00% of the principal amount of the Notes, or $20.00 per $1,000 principal amount. Barclays Capital Inc. will use these commissions to pay selling concessions or fees (including custodial or clearing fees) to other dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•                  Index Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916133002/a16-14463_22424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•                 You do not seek an investment that produces periodic interest or coupon payments or other sources of current income

•                 You are willing to accept the risks associated with an investment linked to the performance of the Index

•                You understand accept that the risks that the Index (a) may not achieve its target level of volatility, (b) may be subject to increased volatility due to the use of leverage and (c) may underperform alternative indices that do not include a volatility targeting mechanism

•                You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the Notes to maturity

•                  You are willing to assume our credit risk for all payments on the Notes

•                  You are willing to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

The Notes may not be a suitable investment for you if any of the following statements are true:

•                  You seek an investment that produces periodic interest or coupon payments or other sources of current income

•                  You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Index

•                You are unable or unwilling to accept the risks associated with the volatility targeting mechanism of the Index, including the risk that the Index may not achieve its target volatility and the risk that the Index may underperform an investment in its portfolio that is not subject to a volatility targeting mechanism

•                You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the Notes to maturity

•                  You are unwilling or unable to assume our credit risk for all payments on the Notes

•                  You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

You must rely on your own evaluation of the merits of an investment in the Notes.  You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, the prospectus and the index supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

ADDITIONAL TERMS OF THE NOTES

The Final Valuation Date and the Maturity Date are subject to postponement in certain circumstances, as described under “Reference Assets—Indices—Market Disruption Events for Securities with an Index of Equity Securities as a Reference Asset” and “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

In additions, the Index and the Notes are subject to adjustment by the Calculation Agent under certain circumstances, as described under “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The following table illustrates the hypothetical total return at maturity on the Notes under various circumstances.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪                 Hypothetical Initial Level: 100.000*

▪                 Digital Percentage: 9.50%

* The hypothetical Initial Level of 100.000 has been chosen for illustrative purposes only. The Initial Level is as set forth on the cover of this pricing supplement.

Final Level	Index Return	Payment at Maturity**	Total Return on Notes
150.000	50.00%	$1,500.00	50.00%
140.000	40.00%	$1,400.00	40.00%
130.000	30.00%	$1,300.00	30.00%
120.000	20.00%	$1,200.00	20.00%
110.000	10.00%	$1,100.00	10.00%
109.500	9.50%	$1,095.00	9.50%
105.000	5.00%	$1,095.00	9.50%
100.000	0.00%	$1,095.00	9.50%
90.000	-10.00%	$1,095.00	9.50%
80.000	-20.00%	$1,095.00	9.50%
70.000	-30.00%	$1,095.00	9.50%
60.000	-40.00%	$1,095.00	9.50%
50.000	-50.00%	$1,095.00	9.50%
40.000	-60.00%	$1,095.00	9.50%
30.000	-70.00%	$1,095.00	9.50%
20.000	-80.00%	$1,095.00	9.50%
10.000	-90.00%	$1,095.00	9.50%
0.000	-100.00%	$1,095.00	9.50%
** Per $1,000 principal amount Note

The following examples illustrate how the total returns set forth in the table above are calculated:

Example 1: The level of the Index increases from an Initial Level of 100.000 to a Final Level of 120.000.

Because the Index Return is greater than the Digital Percentage, you will receive a payment at maturity of $1,200.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x greater of (a) Digital Percentage and (b) Index Return]

$1,000 + [$1,000 x 20.00%] = $1,200.00

The total return on the investment of the Notes is 20.00%.

Example 2: The level of the Index decreases from an Initial Level of 100.000 to a Final Level of 105.000.

Because the Index Return is less than the Digital Percentage, you will receive a payment at maturity of $1,095.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x greater of (a) Digital Percentage and (b) Index Return]

$1,000 + [$1,000 x 9.50%] = $1,095.00

The total return on the investment of the Notes is 9.50%.

Example 3: The level of the Index decreases from an Initial Level of 100.000 to a Final Level of 80.000.

Because the Index Return is less than the Digital Percentage, you will receive a payment at maturity of $1,095.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x greater of (a) Digital Percentage and (b) Index Return]

$1,000 + [$1,000 x 9.50%] = $1,095.00

The total return on the investment of the Notes is 9.50%.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Index or the underlying components of the S&P 500® Index.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings of the prospectus supplement:

•                  “Risk Factors—Risks Relating to the Securities Generally”; and

•                  “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities”.

In addition to the risks described above, you should consider the following:

•                 The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Closing Level on the Final Valuation Date—The Final Level and the Index Return will be based solely on the Closing Level of the Index on the Final Valuation Date.  Therefore, if the level of the Index drops precipitously on the Final Valuation Date, the payment at maturity that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Index prior to such drop.

•                 Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority— Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                  No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities underlying the Index would have.

•                  Historical Performance of the Index Should Not Be Taken as Any Indication of the Future Performance of the Index Over the Term of the Notes—The level of the Index has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of the Index is not an indication of the future performance of the Index over the term of the Notes. Therefore, the performance of the Index over the term of the Notes may bear no relation or resemblance to the historical performance of the Index.

•                  The Notes are Linked to an “Excess Return” Index—The Index is an “excess return” index, which means that the Index tracks the performance of an investment in the S&P 500 TR Index (as defined below under “Information Regarding the Index”) using borrowed funds. Accordingly, the level of the Index is based on the performance of the S&P 500 TR Index minus a cost equal to the Cash Rate (also as defined under “Information Regarding the Index”). By contrast, a “total return” version of the Index would track a funded investment in the S&P 500 TR Index, and the level of such index would equal the level of the excess return version plus a cash component that accrues daily at the Cash Rate. Investing in the Notes may, therefore, not generate the same return as one would obtain from investing directly in a “total return” version of the Index.

•                The Risk Control Mechanism May Not Achieve the Target Volatility of 5%—The Index seeks to maintain a target volatility level of 5% by employing a volatility control mechanism to dynamically adjust its exposure to the S&P 500 TR Index at any given time, as described below under “Information Regarding the Index”.

There can, however, be no assurance that historical trends in volatility will continue over the term of the Notes.  Accordingly, there is no assurance that the volatility control mechanism will be the most effective way to (i) accurately assess volatility of the market at a given time or (ii) predict patterns of volatility. As a result, if the volatility control mechanism fails to assess or to predict trends of volatility accurately, then the volatility control mechanism may not be successful in optimally allocating the exposure of the Index to the S&P 500 TR Index at any given time, which may adversely impact the level of the Index and, consequently, the market value of your Notes and the amount you receive at maturity.

•               The Risk Control Mechanism of the Index May Reduce the Appreciation Potential of the Index; the Risk Control Mechanism of the Index May Cause the Index to Underperform the S&P 500 Index and the S&P 500 TR Index—The Index dynamically adjusts its notional exposure to the S&P 500 TR Index in an attempt to maintain volatility approximately equal to the Target Volatility of 5%, subject to a maximum exposure of 150% and a minimum exposure of 0% (as described elsewhere in this pricing supplement). If the Index’s notional exposure to the S&P 500 TR Index is less than 100%, the difference will be notionally uninvested and will earn no return.

The volatility targeting feature of the Index may cause the Index to reduce its exposure to the S&P 500 TR Index in periods of high volatility, even if the S&P 500 TR Index is generally performing positively. The performance of the Index may be negative or less positive than the performance of the S&P 500 Index and the S&P 500 TR Index during such periods. For example, the return of the S&P 500 Index, measured from January 1, 2016 to December 21, 2016, is approximately 10.8%, while the return of the Index measured between the same two dates is approximately 3.8%. Accordingly, the return on the Notes may be less, and may be significantly less, than an investment based on the performance of one or more indices that do not include a “volatility targeting” (sometimes referred to as a “risk control”) feature.

•                  The Index May be Subject to Increased Volatility Due to the Use of Leverage—When the volatility of the S&P 500 TR Index is less than the Target Volatility of 5%, the Index will employ leverage to increase the exposure of the Index to the S&P 500 TR Index, up to a maximum exposure of 150%. When the Index is leveraged, any movements in value of the S&P 500 TR Index may result in greater changes in the value of the Index than if leverage were not used. In particular, the use of leverage will magnify any negative performance of the S&P 500 TR Index. For example, if exposure to the S&P 500 TR Index on any day is 130%, a 1% decrease in the value of the S&P 500 TR Index on such day would cause the Index to fall by 1.30%.

•                The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above might be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                 The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates’ May Engage in Various Activities or Make Determinations That Could Materially Affect the Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

We and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Index or its components. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will determine any values of the Index and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments relating to the Index and the Notes. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                 Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                 Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o                the level of the Index and the market price of the underlying components of the S&P 500®Index;

o                expected volatility of the Index and underlying components of the S&P 500®Index;

o                the time to maturity of the Notes;

o                the dividend rate on the underlying components of the S&P 500®Index;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE INDEX

All information regarding the Index set forth in this pricing supplement reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones Indices” or the “Index Sponsor”). The Index is calculated, maintained and published by S&P Dow Jones Indices. The Index was launched on September 10, 2009 and is reported by S&P Dow Jones Indices on Bloomberg page “SPXT5UE” <Index>”.

The Index relies on “risk controlled” exposure to an “excess return” version of the S&P 500® Total Return Index (the “S&P 500 TR Index”), The S&P TR Index is a “total return” version of the S&P 500® Index (the “S&P 500 Index”), which means that it reflects changes in the stock prices of the component stocks of the S&P 500 Index and also reflects the notional reinvestment of dividend income from such component stocks. For additional information regarding the S&P 500 TR Index, see “—The S&P 500 TR Index” below.

Because the Index is based on “excess return” version of the S&P 500 TR Index, as noted above, the Index provides exposure to the performance of the S&P 500 TR Index minus a cost equal to the BBA LIBOR USD Overnight Rate (the “Cash Rate”). In other words, the Index tracks a return on investment in the S&P 500 TR Index using borrowed funds (borrowed at a cost equal to the Cash Rate), subject to the risk control mechanism described in the following paragraph.

The Index is a “risk controlled” index with a “target volatility” of 5% (the “Target Volatility”). This means that the Index seeks to maintain a target volatility level of 5% by dynamically adjusting exposure to the S&P 500 TR Index – adjusted for the “excess return” calculation described above – on a daily basis. The volatility control mechanism of the Index identifies the daily historic realized volatility of the S&P 500 TR Index (which is measured as a function of historical returns using exponential weightings to give more significance to recent observations) over defined time periods. If such realized historical volatility decreases below the Target Volatility, the exposure of the Index to the S&P 500 TR Index is increased, subject to a maximum of 150%. If realized volatility is higher than the Target Volatility, the exposure of the Index to the S&P 500 TR Index is decreased, and may be as low as 0%.

Additional information regarding the Index, the S&P 500 TR Index and the S&P 500 Index can be obtained from S&P Dow Jones Indices website at www.spdji.com. Information contained on such website is not incorporated by reference in and does not form a part of this pricing supplement.

The S&P 500 TR Index

The S&P TR Index is calculated in the same manner as the S&P 500 Index, except that the S&P 500 Index reflects only changes in the prices of its underlying stocks while the S&P 500 TR Index reflects both changes in stock prices and the reinvestment of dividend income from its underlying stocks.

The S&P 500 TR Index reflects both ordinary and special dividends. Ordinary cash dividends are applied on the relevant ex-date in calculating the S&P 500 TR Index. Special dividends are those dividends that are outside of the normal payment pattern established historically by the issuing corporation. These may be described by the issuer as “special”, “extra”, “year-end” or “return of capital”. Whether a dividend is funded from operating earnings or from other sources of cash does not affect the determination of whether it is “ordinary” or “special”. Special dividends are treated as corporate actions with offsetting price and divisor adjustments.

As noted above, the Index relies on exposure to an “excess return” version of the S&P 500 TR Index, which means that it relies on exposure to the performance of the S&P 500 TR Index minus a borrowing cost represented by the Cash Rate.  Also as noted above, the Index is a “risk controlled” index, which means that its notional exposure to the excess return version of the S&P 500 TR Index (as described in the preceding sentence), adjusted daily - subject to a minimum of 0% and a maximum of 150% - if realized historical volatility is greater than or less than the Target Volatility.  See “—Application of the Risk Control Mechanism to Calculate the Index” below for additional information.

The S&P 500 Index

The S&P 500 Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For more information about the S&P 500 Index, please see “Indices—The S&P U.S. Indices” beginning on page IS-48 of the accompanying index supplement.

Application of the Risk Control Mechanism to Calculate the Index

The Index, also as described above under “—Overview of the Index”, is a “risk controlled” index, which means that its notional exposure to the S&P 500 TR Index is adjusted daily (subject to a minimum of 0% and a maximum of 150%) if the realized historical volatility of the Index rises above or falls below the Target Volatility of 5%.

Volatility is a measure of the magnitude of the movements of the price of an asset (or level of an index) over a period of time.  Realized volatility is a measure of the historical volatility of an asset (or index) and is calculated using historical prices (or levels) of the asset (or index) observed periodically in the market over a defined period.  The volatility control mechanism employed by the Index is based on historical returns that use exponential weightings to give more significance to more recent observations. In addition, a short-term measure and a long-term measure of volatility are used to cause the Index to deleverage quickly, but increase exposure to the S&P 500 TR Index more gradually on a relative basis.

If the realized volatility calculated on any day falls below the Target Volatility, the notional exposure of the Index to the S&P 500 TR Index, adjusted for the “excess return” calculation described above, is increased (up to a maximum of 150%). If the realized volatility calculated on any day is greater than the Target Volatility, the notional exposure of the Index to the S&P 500 TR Index is decreased (and may go as low as 0%). There is a two-day lag between the calculation of the leverage factor – based on the ratio of Target Volatility to realized volatility – and the implementation of that leverage factor in the Index.

For more information about the Index, the S&P 500®Index, the index sponsor and license agreement between the index sponsor and the Issuer, please see “Indices—The S&P U.S. Indices” beginning on page IS-48 of the accompanying index supplement.

Historical Performance of the Index

The table below shows the high, low and final Closing Level of the Index for each of the periods noted below. The graph below graph sets forth the historical performance of the Index based on daily Closing Levels from January 1, 2011 through December 27, 2016. We obtained the Closing Levels listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Period/Quarter Ended	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2011	106.943	104.248	106.158
June 30, 2011	107.425	104.356	105.973
September 30, 2011	106.865	100.725	100.890
December 31, 2011	103.040	100.440	102.907
March 31, 2012	106.325	103.212	106.126
June 30, 2012	106.412	102.547	104.614
September 30, 2012	107.666	104.057	106.958
December 31, 2012	107.657	104.401	106.555
March 31, 2013	111.123	107.624	111.123
June 30, 2013	113.849	110.332	112.086
September 30, 2013	115.409	112.264	114.019
December 31, 2013	119.265	113.167	119.265
March 31, 2014	119.454	116.119	119.381
June 30, 2014	122.208	117.805	122.147
September 30, 2014	123.914	120.623	122.532
December 31, 2014	124.336	119.731	123.688
March 31, 2015	124.967	122.386	123.904
June 30, 2015	125.556	123.626	123.791
September 30, 2015	125.490	118.490	119.687
December 31, 2015	122.559	119.740	121.507
March 31, 2016	121.733	117.924	121.656
June 30, 2016	123.163	119.937	122.005
September 30, 2016	123.730	121.859	122.971
December 27, 2016*	126.265	120.780	126.217
* For the period beginning on October 1, 2016 and ending on December 27, 2016

Historical Performance of the S&P 500® Daily Risk Control 5% Excess Return Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct.  Although the matter is not free from doubt, the Notes should be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity.  This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be.  In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.  If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

If you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Material U.S. Federal Income Tax Consequences—Notes with a Term of More than One Year—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Material U.S. Federal Income Tax Consequences—Notes with a Term of More than One Year—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Alternative Treatments.  Alternatively, it is possible that the Notes should be treated, under special rules that govern the tax treatment of debt instruments that provide for alternative payment schedules, as a non-contingent debt instrument that provides for a maturity payment that is equal to the Digital Percentage.  While we do not believe that such rules should apply to the Notes, if the Notes were so treated, you would not be subject to the contingent payment debt rules described above, but you would rather accrue the Digital Percentage on a constant yield basis over the term of the Notes.  Under this approach, if you receive an amount in excess of the Digital Percentage upon the maturity of the Notes, you would include such excess in ordinary income at such time.   You should consult your tax advisor regarding this alterative tax treatment of the Notes.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Material U.S. Federal Income Tax Consequences—Information Reporting and Backup Withholding—“ in the accompanying prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.